UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NUCOR CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-4119	13-1860817
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1915 Rexford Road, Charlotte, North Carolina	28211
(Address of principal executive offices)	(Zip Code)

(704) 366-7000

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

In accordance with Section 1502 of the Dodd-Frank Act, which amends the Securities and Exchange Act of 1934 to add Section 13(p), Nucor Corporation (“Nucor” or “the Company”) has completed its assessment process to determine whether the products it manufactured during the year ended December 31, 2013 contained conflict minerals that were necessary to the functionality or production of the products it manufactured. Please refer to Rule 13p-1 and Form SD for definitions of the terms used in this disclosure, unless otherwise defined herein.

The Company believes that a very small portion of the products it manufactured during the reporting period contained conflict minerals that may have been necessary to the functionality or production of its products. However, based on a reasonable country of origin inquiry process, the Company has no reason to believe that the conflict minerals may have originated in covered countries or that they did not come from recycled or scrap sources.

Reasonable Country of Origin Inquiry Process

In order to determine if any of the Company’s manufactured products contain conflict minerals and whether, for each product, those minerals are necessary to the functionality or production of the manufactured product, Nucor developed a scoping process that utilized the expertise of employees at its individual manufacturing operations.

Each Nucor manufacturing operation completed a scoping document which listed the vendors used by that operation during 2013 and evaluated those vendors based on a decision tree to determine which of them may have sold Nucor a product containing conflict minerals that were necessary to the functionality or production of the Company’s manufactured products. The criteria within that decision tree was based on interpretive guidance provided by the SEC in its final rule about when a conflict mineral is necessary to the functionality of a product or when it is necessary to the production of a product. All vendors that were identified from the decision tree scoping process as having the potential to have sold Nucor necessary conflict minerals were then incorporated into its reasonable country of origin survey process.

Nucor conducted a survey of the 1,016 scoped-in vendors using the Electronics Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) conflict minerals reporting template in order to determine whether the products sold to us actually contained conflict minerals and, if conflict minerals were present, the country of origin of those conflict minerals. The template was developed by the EICC/GeSI as a means to collect vendor sourcing information related to conflict minerals. It includes questions regarding the origin of necessary conflict minerals included in a vendor’s products or process, the implementation of due diligence measures and conflict-free policies within the vendor’s supply chain, a listing of smelters used by the vendor and its suppliers, among others.

The Company sent two additional EICC/GeSI template survey requests to all scoped-in vendors who did not respond to the initial survey requests. We received representations from 64.5% of the scoped-in vendors surveyed, whose responses covered 80.8% of the dollar amount spent by Nucor with scoped-in vendors during the period. Only 2.9% of the scoped-in vendors, which represented approximately 0.1% of Nucor’s cost of products sold for the year ended 2013, responded that conflict minerals may have been present in some portion of the products that they sold to Nucor. All of the vendors who responded that conflict minerals may have been present in the products that they sold to Nucor provided representations regarding the origin of those conflict minerals during the reasonable country of origin survey process. None of those representations stated that the conflict minerals originated in covered countries or that they did not come from recycled or scrap sources. In addition, the Company is not aware of any evidence that indicates, or could indicate, that the information provided by such vendors was not reliable or accurate. Therefore, the Company has no reason to believe that the conflict minerals which may have been necessary to the functionality or production of its products originated in covered countries or did not come from recycled or scrap sources.

Recycled and Scrap Minerals

Scrap metal and scrap substitutes are the most significant element in Nucor’s total cost of steel production and the largest raw material inputs into its finished steel products such as joist, decking and metal buildings. Scrap metal used by Nucor is sourced from post-industrial or post-consumer scrap, melted in electric arc furnaces and poured into continuous casting systems to produce new steel. Nucor, through its wholly owned subsidiary the David J. Joseph Company and its affiliates, operates over 70 scrap recycling facilities and brokerage operations across the United States that serve as the primary source of scrap metal for Nucor’s steel mills. While such scrap metal may incidentally contain conflict minerals, they are not necessary to the functionality or production of the products manufactured utilizing the scrap. Further, we believe that the scrap meets the definition of “recycled and scrap sources” under item IIE4ci of the final rule and is therefore exempt from further due diligence processes.

Procurement Process Changes

During the next reporting period, Nucor plans to implement additional steps to reduce the risk that any necessary conflict minerals will be sourced from the covered countries. Nucor will amend its supplier code of conduct to address Nucor’s expectation that its vendors will not source conflict minerals used in its products from mines in those areas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Nucor Corporation has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NUCOR CORPORATION

By:	/s/ Michael D. Keller
Michael D. Keller
Vice President and Corporate Controller

Dated: June 2, 2014